Exhibit 99.3

1H 2025 Financial Results April 2025 Zhibao Technology Inc. NASDAQ: ZBAO

Forward Looking Statement & Disclaimer

This presentation has been prepared by Zhibao Technology Inc. (collectively with its consolidated subsidiaries and affiliated entities, the "Company ", "we", "us", or "our") solely for informational purpose. No representations, warrants or understandings, express or implied, are made by the Company or any of its officers, directors, affiliates, advisers or representatives as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation. By viewing or accessing the information contained in this presentation, you acknowledge and agree that none of the Company or any of its officers, directors, affiliates, advisers or representatives accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation. The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed. None of the Company or any of its affiliates, advisers or representatives or other service providers make any undertaking to update any such information subsequent to the date hereof except as required by law. This presentation should not be construed as legal, tax, investment or other advice.

This presentation contains forward-looking statements that reflect our current expectations and views of future events. These statements can be recognized by the use of words such as "expects," " plans," "will," "estimates," "projects," "intends" or words of similar meaning. These forward-looking statements are made only, and are based on, estimates and information available to the Company, as of the date of this presentation, and are not guarantees of future performance. All statements other than statements of historical fact in this presentation are forward-looking statements, including but not limited to, the Company's goals and growth strategies; the Company's expectations regarding demand for and market acceptance of the Company's brand and platforms; the Company's future business development; the Company's dependence on the development, update, upgrade and innovations of insurance solutions and technologies on a timely basis; the Company's ability to attract and retain business channels and end customers; the Company's ability to compete successfully with its competitors; the Company's ability to build stable and health relationships with insurance companies; the Company's ability to develop and maintain effective disclosure controls and internal controls over financial reporting; the Company's ability to implement its expansion plans and obtain capital resources for its planned growth; the Company's ability to comply with the continued listing standards of Nasdaq stock market; general economic and business condition in China and elsewhere; the Company's ability to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the volatility of the Company's operating results and financial condition and the price of its Class A ordinary shares; the Company's ability to attract and retain qualified senior management personnel and research and development staff; and assumptions underlying or related to any of the foregoing and other risks detailed in the Company's filings with the Securities and Exchange Commission ("SEC") and available on the SEC's website at http://www.sec.gov.

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

This presentation does not constitute an offer to sell or a solicitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, these materials do not constitute a "prospectus" within the meaning of the US Securities Act of 1933, as amended, and the regulations enacted thereunder. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Any decision to purchase the Company's securities should be made solely on the basis of the information contained in the Company's public filings and any prospectus relating to the proposed offering.

Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this presentation. Any representation to the contrary is a criminal offense. In evaluating its business, the Company uses or may use certain non GAAP measures as supplemental measures to review and assess its operating and financial performance. These non GAAP financial measures have limitations as analytical tools, and when assessing the Company's operating and financial performances, investors should not consider them in isolation, or as a substitute for any consolidated statement of operations data prepared in accordance with US GAAP.

THE INFORMATION CONTAINED IN THIS DOCUMENT IS BEING GIVEN SOLELY FOR YOUR INFORMATION AND ONLY FOR YOUR USE IN CONNECTION WITH THIS PRESENTATION. THE INFORMATION CONTAINED HEREIN MAY NOT BE COPIED, REPRODUCED, REDISTRIBUTED, OR OTHERWISE DISCLOSED, IN WHOLE OR IN PART, TO ANY OTHER PERSON IN ANY MANNER.

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Zhibao Technology Inc. is a leading Insur - Tech in China, pioneering 2B2C embedded digital insurance brokerage. Our proprietary PaaS drives rapid deployment of 40+ customized solutions. With 2,000+ B channels 1 and 20M+ end customers 1 served, we’re poised for high growth

Our to - Business - to - Customer Business Model Zhibao provides customized digital insurance solutions to our B Channels B Channel’s online engagement platforms & workflows Embedded B Channel’s existing end customer base To reach Our 2B2C Model Zhibao’s 2B2C business model allows us to efficiently reach and acquire customers at competitive cost By working with B channels with an existing user base, we can reach and serve end customers more precisely Company expends capital on customer acquisition, advertising, building customer loyalty, customer conversation etc. General Public Direct to Consumer Model Our advantages: • Acquire end customers at competitive cost • Leverage B Channel’s existing relationship with end users • Target users more precisely • Higher efficiency • Easily scalable across different B Channels • Customer acquisition more predictable and controllable

Our Technological Underpinnings Our proprietary “ PaaS ” allows us to rapidly assemble and deploy solutions to different B channels reliably. Like meal kits simplify cooking with prepped ingredients, our Platform - as - a - service (PaaS) contains our collection of ready - to - use tech components, enabling fast and reliable assembly of digital insurance solutions for B channels. Our PaaS makes developing and delivering our digital insurance solutions low - cost and low - ris k, enhancing the scalability of our business model

5 Business Segment Overview • China is the world’s second largest insurance market. • However, the insurance brokerage subsector is relatively underdeveloped compared to Western markets. • As a result, the insurance brokerage industry is growing rapidly • The 2B2C digital insurance segment is growing most rapidly at 50%+ CAGR, • Zhibao is the pioneer and market leader in this rapidly growing segment Source: Frost & Sullivan Insurance Brokerage Services Industry Digital Insurance Brokerage Service Industry 2B2C Digital Insurance Brokerage Services • 13.9% CAGR 1 • 28.2% CAGR 1 • 50.1% CAGR 1 1 Between 2022 - 2027E

6 Financial Updates Source: Company Filings & Internal Data 1 As of January 10, 2025 Earning Highlights (unaudited from FY2025 Half Year ended Dec 31, 2024) • Revenue increased RMB 62M to RMB 146.4M (USD 20.1m) • Gross profit increased RMB 12.5M to RMB 42.5M (USD 5.8m) • Income from operations increased RMB 12.1M to RMB 3.8M (USD 521K); • Net income increased RMB 7M to RMB - 1.5M (USD - 208K) • B channels increased to 2,000+ 1 • End customers increased to 20 million+ 1 Forecast for Fiscal Full Year 2025 ending June 30, 2025 • We expect continued robust revenue growth of over 70% • We expect continued increases in gross & operational profit, and net income Revenue (1H2025) RMB 146.4M +74% Gross Profit (1H2025) RMB 42.5M +145% Net Income (1H2025) RMB - 1.5M +7M Income from Operations (1H2025) RMB 3.8M +12M

Our Growth Strategies • Expansion of B channels. • Accelerate the expansion of the number of B - Channels, increasing the number of C - end customers we can access. • Expand our sales force. • Our sales teams increased to 32, compared to 26 in 2024. • Upgrade and enrich our digital insurance solutions • Continue to improve our solutions to reduce friction and increase user conversion. • Launched ZBOT, our internal AI Agent to improve staff efficiency by automating routine tasks and enhancing cross - selling opportunities. • Multiple Conversions per end customer • We have serviced more than 20 million end customers to date. • We are continually improving our 2C digital insurance solution to increase customer retention and encourage additional/subsequent conversions per end user.

Our Growth Strategies • Global Expansion • Seek expansion into foreign markets through strategic partnerships with local companies. • Exploring options to export our PaaS and accumulated expertise to meet similar demands in Southeast Asia and other overseas markets. • Seek new strategic partnerships and cooperation. • We seek out boutique players with similar business models in specific niches as potential strategic cooperation partners. By investing in, and working with these players, we can combine their connections & resources in their niche with our platform & solutions. • Establish our subsidiary reinsurance company in Labuan, Malaysia to support our business. • Our in - house reinsurance company is an innovative expansion upon our business model, creating synergies with our Chinese operating entities.

Zhibao Labuan Reinsurance Company Limited • Our in - house reinsurance company represents an innovative expansion upon our business model. • Our reinsurer is positioned to take a small share of risks produced by Zhibao’s operating entities in China. • This allows us to receive greater revenue per policy in the form of reinsurance premium, as well as sharing potential underwriting profit. • The reinsurer will also increase our bargaining power with our local insurance and reinsurance partners. • Based in Malaysia, the reinsurer is the first step in our international expansion Insurer Reinsurance Zhibao Re Sunshine Insurance Brokers Brokerage Services MGU Services Zhibao Health Approx. 5%

10 Zhibao Tech First Mover Advantage Proprietary & Powerful Technology Platform Successful Business Model: 2B2C Digital Embedded Insurance Brokerage Growth Momentum Through Close Partnerships With B channels Diversified and Customized Insurance Solutions Business Highlights

Our Management Team

Our management team has sophisticated insurance and technology background & expertise



Botao Ma (Mitchell)
Founder, Chairman, Chief Executive Officer

- More than 25 years of executive experience in the insurance industry
- Chairman of board and general manager of Wills Insurance Brokers Co. Ltd, a Chinese joint venture of an international insurance brokerage group
- Served as Associate General Manager of Ping An Property & Casualty Head Office
- Director and Associate General Manager of Dongda Brokerage, an insurance brokerage company in Shanghai
- Bachelor's Degree in International Shipping & Master's in Marine Law from Shanghai Maritime University,



Yuanwen Xia (Sean)
Chief Financial Officer

- 10+ years experience in PWC and financial management of Fortune 500 companies
- 3 years experience in primary market venture capital
- Chinese Certified Public Accountant (CPA)
- Chartered Financial Analyst (CFA)
- Bachelor's Degree from Shanghai Jiaotong University



Xiao Luo
Co-founder, Chief Operating Officer

- Former deputy managing director of risk management department at Willis China
- Founder of "risk consulting + insurance trading" model
- 15+ years insurance brokerage business and management experience
- Bachelor 's Degree from Shanghai Jiaotong University & MBA of Shanghai Advanced Institute of Finance



Yugang Wang
Chief Technology Officer

- Served successively as architect, development department manager and PMO, director of Information Technology Department of Allianz Life Insurance and head of Information Technology Department of Fosun United Health Insurance
- 20+ years IT systems, architecture, operation management experience within the insurance industry
- Bachelor's Degree from Zhejiang University

12 Key Competitive Advantages Competitive Efficiency • Zhibao can create and iterate greater efficiency and speed thanks to our PaaS & digital insurance solutions. • We expect our solutions to be more effective and cost - efficient than many peers because of our experience & investment into our platform. Ideal Business Model • We can acquire end customers efficiently, precisely, and at competitive cost. • Our model is scalable – the number of end customers we can serve can continually increase. • Through future international partnerships , we can adapt our business model abroad. Technology • We can quickly build and deploy quality digital solutions thanks to our PaaS. • Our proprietary PaaS puts us ahead of the competition . Continued investment in our digital insurance solutions expected to allow us to maintain & widen our lead.

Zhibao Technology Inc. Corporate Website: ir.zhibao - tech.com Investor Relations Office ir@zhibao - tech.com Skyline Corporate Communications Group, LLC Scott Powell, President 1177 Avenue of the Americas, 5th Floor New York, NY, 10036 Office: (646) 893 - 5835 Email: info@skylineccg.com Keep in Touch Scan to sign up for email alerts!

Zhibao Technology Inc. NASDAQ: ZBAO Thanks for your attention! Visit us at ir.zhibao - tech.com